IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario, May 11, 2023 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces the voting results from the Company's Annual Meeting of Shareholders (the "Meeting") held Thursday, May 11, 2023. A summary of the results are as follows:

1. Election of Directors

Each of the directors listed as nominees in IAMGOLD's Management Information Circular ("MIC") dated April 10, 2023, was elected as a director, in accordance with the table below.

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	289,059,227	99.39%	1,765,123	0.61%
Ian Ashby	288,870,065	99.33%	1,954,285	0.67%
Maryse Bélanger	282,765,379	97.23%	8,058,971	2.77%
Christiane Bergevin	289,124,439	99.42%	1,699,912	0.58%
Ann K. Masse	288,436,303	99.18%	2,388,048	0.82%
Peter O'Hagan	282,832,173	97.25%	7,992,177	2.75%
Kevin O'Kane	288,082,112	99.06%	2,742,238	0.94%
David Smith	286,386,262	98.47%	4,438,087	1.53%

2. Appointment of Auditors

KPMG LLP was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration for the ensuing year.

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	304,823,865	92.79%	23,676,436	7.21%

3. Advisory Vote on Executive Compensation

The non-binding advisory resolution approving the Company's approach to Executive Compensation as outlined in the MIC dated April 10, 2023, was passed.

	Votes For	% For	Votes Against	% Against
Executive Compensation	238,801,915	82.11%	52,022,434	17.89%

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,200 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including

its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.